

NYSE American / TSX
Symbol: TMQ

News Release

Trilogy Metals Announces Acceptance of Alaska's High-Grade Arctic Copper-Zinc-Lead-Gold-Silver Project into the FAST-41 Federal Permitting Program

May 15, 2026 – Vancouver, British Columbia – Trilogy Metals Inc. (NYSE American / TSX: TMQ) ("**Trilogy Metals**", "**Trilogy**" or the "**Company**") announced today that its flagship Arctic Project in northwestern Alaska's Ambler Mining District, being advanced by Ambler Metals LLC ("**Ambler Metals**") – its 50/50 joint venture with South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("**South32**") – has been officially accepted as a "Covered Project" on the Federal Permitting Improvement Steering Council's (the "**Permitting Council**") Federal Permitting Dashboard at permits.performance.gov under Title 41 of the Fixing America's Surface Transportation Act ("**FAST-41**"). The designation marks a pivotal milestone as Ambler Metals advances toward the start of the National Environmental Policy Act process, and positions the Arctic Project as a priority domestic critical mineral development under President Trump's resource policy agenda.

Tony Giardini, President and CEO of Trilogy, commented: "Acceptance into the FAST-41 program is one of the most significant milestones in the Arctic Project's history. The United States currently imports a substantial share of its copper supply from foreign nations – a strategic vulnerability that FAST-41, by providing a clear and coordinated federal permitting framework for domestic mineral projects, could help alleviate. Inclusion on the Federal Permitting Dashboard signals that the Arctic Project has been recognized at the highest levels of government as a nationally important critical minerals asset. For our shareholders and for the State of Alaska, this program provides a defined, transparent, and enforceable permitting schedule. We look forward to working closely with the Permitting Council, the U.S. Army Corps of Engineers (the "**Corps**"), cooperating agencies, and the local stakeholders and communities as we advance this project; their support and engagement will be as important to us as any regulatory milestone along the way."

In April 2026, Ambler Metals filed an application for a Clean Water Act Section 404 permit with the Corps, initiating federal permitting for the Arctic Project. The FAST-41 Covered Project designation follows directly from that filing and from a broader sequence of federal policy actions supporting domestic critical mineral development – including President Trump's January 2025 Executive Order 14153 ("Unleashing Alaska's Extraordinary Resource Potential"), Executive Order 14241 ("Immediate Measures to Increase American Mineral Production"), the October 2025 presidential approval of the Ambler Access Road and associated $35.6 million strategic federal equity investment commitment in Trilogy Metals, and the February 2026 issuance of Public Land Order 7966 removing federal withdrawals over approximately 2.1 million acres of the Dalton Utility Corridor.



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About the FAST-41 Federal Permitting Program

Established by Title 41 of the Fixing America's Surface Transportation Act of 2015 and made permanent by the Bipartisan Infrastructure Law of 2021, the FAST-41 program is administered by the Federal Permitting Improvement Steering Council, an interagency body comprising cabinet-level departments and other federal agencies charged with improving the transparency and predictability of the federal environmental review and authorization process for major infrastructure projects.

FAST-41 Covered Project status entitles qualifying projects to coordinated federal environmental review and authorization timetables that are publicly tracked on the Federal Permitting Dashboard at permits.performance.gov, providing all project stakeholders, including investors, government agencies, host communities, and the general public, with visibility into the permitting timeline and agency review milestones. Covered Projects also benefit from direct interagency coordination and issue resolution mechanisms, while federal environmental reviews continue to follow established public-comment procedures under applicable law. The program is overseen by the Permitting Council Executive Director, who coordinates agency review schedules.

Acceptance into the FAST-41 program triggers a statutory process: within 21 days of the project's posting on the Federal Permitting Dashboard, lead federal agencies are required to invite cooperating agencies and within 60 days a Coordinated Project Plan and permitting timetable must be published.

The program has gained significant momentum in the context of federal efforts to onshore domestic critical mineral production and reduce dependence on foreign supply chains. Projects such as South32's Hermosa Critical Minerals Project in Arizona – the first-ever mining project to receive FAST-41 designation, Graphite One's Graphite Creek Project in Alaska, Equinox Gold's Castle Mountain Phase Two in California, Controlled Thermal Resources' Hell's Kitchen Critical Minerals and Power Project in California, Liberty Gold's Black Pine Gold Project in Idaho, Westwater Resources' Coosa Graphite Project in Alabama, Contango Ore's Johnson Tract Critical Metals Project in Alaska, and NovaGold's Donlin Gold Project in Alaska have all received FAST-41 Covered Project designations in recent years, illustrating the expanding scope of the program across the critical minerals and precious metals sectors.

The Critical Role of Domestic Copper in America's Industrial Resurgence

Copper has been classified as a critical mineral by the U.S. Geological Survey and is foundational to nearly every sector of the modern economy, from electrical wiring, plumbing, and industrial machinery to grid infrastructure, semiconductors, and defense systems. Demand is accelerating: according to Wood Mackenzie, global copper consumption is projected to rise 24% by 2035, driven by electrification and the growth of AI data centers[1], which S&P Global estimates could account for as much as 14% of U.S. electricity demand by 2030[2]. Yet domestic U.S. mine production has stagnated for years, and the United States increasingly relies on imports from foreign producers.

The FAST-41 designation for the Arctic Project reflects a broader federal policy recognition that domestic copper production must be expanded if the United States is to close this supply gap and reduce its vulnerability to geopolitical disruption. The Arctic Project is among only a small number of advanced-stage copper development assets in Alaska, a state that President Trump's administration has explicitly identified as central to its domestic resource strategy through executive action, and whose vast mineral endowment remains one of the most underutilized strategic advantages in the American critical minerals landscape.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company holding a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects ("**UKMP**") in northwestern Alaska. On December 19, 2019, South32 Limited, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy Metals. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts polymetallic volcanogenic massive sulfide ("**VMS**") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation, that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy Metals' vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contact
Matthew Keevil
Vice President, Investor Relations and Business Development
ir@trilogymetals.com
Phone: +1 604 638 8088

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[1] Wood Mackenzie, *"High-Wire Act: Is Soaring Copper Demand an Obstacle to Future Growth?"* (October 2025). woodmac.com/press-releases/soaring-copper-demand-an-obstacle-to-future-growth/
[2] S&P Global, *"Copper in the Age of AI: Challenges of Electrification"* (January 2026). spglobal.com/en/research-insights/special-reports/copper-in-the-age-of-ai

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Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding predicted outcomes and benefits of the Covered Project designation under the FAST-41 program; expectations regarding future demand for copper; completion and results of the Environmental Impact Statement; anticipated economic benefits of the development of the Arctic Project; and perceived merit of the properties are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved.

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Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the outcome of pending litigation, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2025 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions, and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.